UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                     PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


------------------------------------------------------------------------
In the matter of

CSW Energy, Inc.                                              REPORT FOR PERIOD
Dallas, Texas 75202                                          October 1, 2001 to
                                                              December 31, 2001

File No.  070-07758                                         PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26417, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to independent power projects ("IPP's").

Attached is the information required pursuant to HCAR 35-26417.

(1)      A balance sheet as of the relevant report date. See Exhibit A.

(2) Income statements for the twelve months ended as of the relevant report date. See Exhibit B.

(3)      Name, owner, and location of each IPP served by CSW Energy during the
         quarter.     None.

(4)      The amount of compensation received for each IPP project.    None.

(5) Information on intercompany transactions with CSW Energy related to CSW Energy's consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided and
         (c) the total dollar amount of  services  provided,  broken down by
         associate company.     None.

                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 26th day of February, 2002.

                                                      CSW Energy, Inc.

                                                   /s/   Armando Pena
                                                   ------------------
                                                         Armando Pena
                                                           Treasurer

                                                                 Exhibit A

                                CSW Energy, Inc.
                                  Balance Sheet
                                December 31, 2001
                                   (Unaudited)
                                     ($000's)


Assets

Current Assets
   Cash and cash equivalents                                        $2,354
   Accounts receivable                                              30,950
   Prepaid expenses                                                    355
                                                                -----------

               Total current assets                                 33,659


Investments In and Advances to Energy Projects                     147,741

Notes Receivable - Affiliate                                        55,638

Other Assets
  Construction in progress and project development costs             1,476
  Property, Plant, and Equipment, net                              373,226
  Other - net                                                        6,766
                                                                -----------

               Total other assets                                  381,468
                                                                -----------

                  Total assets                                    $618,506
                                                                ===========


Liabilities and Shareholder's Equity

Current Liabilities
   Accounts payable                                                $18,616
   Accrued liabilities and other                                     5,014
                                                                -----------

               Total current liabilities                            23,630

Notes Payable - Affiliate                                          320,118

Deferred Income Taxes                                               38,444

Other                                                               14,819
                                                                -----------

               Total liabilities                                   397,011


Minority Interest                                                       56

Shareholder's Equity
   Common stock                                                          1
   Additional paid-in-capital                                      108,139
   Accumulated retained earnings                                   113,299
                                                                -----------

               Total shareholder's equity                          221,439
                                                                -----------

                  Total liabilities and shareholder's equity      $618,506
                                                                ===========

                                                                     Exhibit B


                                      CSW Energy, Inc.
                                    Statements of Income
                   For the Twelve Months Ended December 31, 2001 and 2000
                                        (Unaudited)
                                          ($000's)

                                                            2001       2000

OPERATING REVENUE:
              Electric revenues                           $21,683     $86,774
              Equity in Income from energy projects        27,737      15,068
              Operating and mantenance contract services    9,903      12,809
              Construction contract revenue                27,705      76,628
              Other                                           657       5,879
                                                          --------   ---------
                          Total operating revenue          87,685     197,158


OPERATING EXPENSES:
              Fuel                                         20,166      60,567
              Operating, maintnance and supplies            2,546       7,140
              Depreciation and amortization                 2,509       3,053
              Salaries, wages and benefits                  5,998      12,855
              Construction contract expenses               25,464      96,711
              General and administrative                    6,224      10,749
              Operating and maintenance contract services   8,888       7,629
                                                          --------   ---------
                          Total operating expenses         71,795     198,704

INCOME FROM OPERATIONS                                     15,890      (1,546)

OTHER INCOME (EXPENSE)
              Interest income                              27,576      38,277
              Interest expense                            (26,046)    (42,015)
              Sale of project ownership interest           81,225           -
              Other, net                                    1,282         144
                                                          --------   ---------
                          Total other (expense)            84,037      (3,594)

INCOME  BEFORE INCOME TAXES                                99,927      (5,140)

PROVISION  FOR INCOME TAXES                                35,096      (3,560)
                                                          --------   ---------

               Net income                                 $64,831     $(1,580)
                                                          ========   =========